U. S. Securities and Exchange Commission
                         Washington, D. C. 20549


                                  FORM 4


               STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed  pursuant to Section 16(a) of the Securities Exchange  Act  of  1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940.

1.   Name and Address of Reporting Person
          Coggin, Bill E.
          407 N. Big Spring Street
          Midland, TX  79701

2.   Issuer Name and Ticker or Trading Symbol
          Southwest Royalties, Inc. Income Fund VI

3.   IRS or Social Security Number of Reporting Person
          ###-##-####

4.   Statement for Month/Year
          November 1997

5.   If Amendment, Date of Original
          N/A

6.   Relationship of Reporting Person to Issuer
                Southwest Royalties, Inc. as Managing General Partner, of which reporting person is Vice-President and Chief Financial Officer.

                                 TABLE I

1.   Title of Security
          Limited partnership interest

                                                Units
 Date     Code    Units   Acquired    Price     Owned   Ownership    Nature
 ----     ----    -----   --------    -----     -----   ---------    ------
11-07-97    P      8.00       A      $284.63  3,281.00      I           *
11-14-97    P      6.00       A      $291.73  3,287.00      I           *
11-14-97    P      6.00       A      $288.72  3,293.00      I           *
11-18-97    P     40.00       A      $284.63  3,333.00      I           *


* Southwest Royalties, Inc. as Managing General Partner, of which reporting person is Vice-President and Chief Financial Officer.


Date:  December 3, 1997                   /s/ Bill E. Coggin
                                          ---------------------------------
-
                                         Bill   E.  Coggin,  Vice-President
                                         and  CFO  of  Southwest Royalties,
                                         Inc. the Managing General Partner